

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 18, 2012

Via E-mail
William C. Lachmar
President, CEO and Director
Geo Point Resources, Inc.
1306 E. Edinger Avenue, #C
Santa Ana, CA 92705

> **Re: Geo Point Resources, Inc.**
> **Amendment No.1 to Registration Statement on Form S-1**
> **Filed December 13, 2012**
> **File No. 333-184578**

Dear Mr. Lachmar:

We have reviewed your registration statement and have the following comments.

Risk Factors, page 8

Registrant's Accounting and Management Systems and Resources May be Inadequate, and Geo Point Nevada's success will depend on its ability to retain key employees…, page 19
William C. Lachmar is essential to the continuation of our current business operations, page 13

1. It appears that in response to comment 11 in our letter dated November 16, 2011, you combined two unrelated risk factors, rather than the risk factors identified in our prior comment relating to your dependability on Mr. Lachmar's continued engagement with the company. Please revise your disclosure to consolidate all risks relating to your dependence upon Mr. Lachmar as a key employee under one risk factor.

The Spin-Off, page 15

Pro Rata, on a One for One Basis, page 15

2. We note your response and revised disclosure in response to comment 12 in our letter dated November 16, 2012. Further revise your disclosure to include in the filing portions of your response addressing how you utilize the Book-Entry system for stockholders entitled to the dividend, as well as the process undertaken to enable the dividend distribution to these stockholders.

<u>Executive Compensation, page 31</u>

<u>Summary Compensation Table, page 31</u>

3. We note your revised disclosure in response to comment 24 in our letter dated November 16, 2012. Please note that the "Total Earnings" column should also include the amounts you now disclose under "All Other Compensation." Please revise your disclosure accordingly.

<u>Signatures</u>

4. With respect to the executive officer who is signing the registration statement in the capacity of the chief financial officer and chief accounting officer or controller, please ensure to indicate each such capacity next to the executive's name in the signature block. Refer to Instruction 2 to Signatures in Form S-1.

You may contact Melinda Hooker, Staff Accountant at (202) 551-3732 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or me at (202) 551-3760 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: Leonard W. Burningham, Esq. (*Via E-mail*)